Exhibit 99.1

ENTRÉE GOLD'S BLUE HILL DRILL RESULTS INDICATE LARGER ZONE OF MINERALIZATION

VANCOUVER, Nov. 17 /CNW/ - Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has confirmed the existence of a potentially viable shallow copper oxide resource and additional deeper sulphide mineralization at Blue Hill.  Assays received from recent drilling on the Blue Hill target define a zone of shallow copper oxide mineralization over an area of 700 by 500 metres. Blue Hill is located approximately 3 kilometres west-northwest of the Company's Ann Mason deposit within the Yerington copper camp of Nevada.

The presence of extensive copper oxide mineralization at Blue Hill is important as this type of mineralization could allow mining at significantly lower grades and reduced costs using heap leach-solution extraction technology in comparison to a conventional sulphide milling operation. Many profitable copper oxide mines in the southwest US are currently mining grades of less than 0.30% Cu.

Recent deep-penetrating induced polarization geophysical surveys, combined with drill results, indicate the underlying Blue Hill sulphide zone is larger than previously identified (see maps on www.entreegold.com).  The Blue Hill mineralization is believed to be a faulted portion of the Ann Mason deposit that has the potential to develop into a significant discovery with continued exploration.  Entree will focus its ongoing exploration efforts on expanding the 7.1 billion pound inferred resource at Ann Mason and delineating the oxide and sulphide systems at Blue Hill.

Entrée's President & CEO, Greg Crowe, commented, "Exploration work undertaken on Blue Hill has enhanced our expectations of the Yerington district and the Ann Mason and Blue Hill projects in particular. The developing copper oxide and underlying sulphide targets at Blue Hill, in such close proximity to our Ann Mason deposit, indicate this is a larger system than originally envisaged.  The results to date are very encouraging and justify an expanded work program, which we are currently planning."

Assay Results - Blue Hill

Fourteen holes totalling 2,364 metres of reverse circulation ("RC") drilling have been completed at Blue Hill with an additional 6 holes planned.  Significant copper oxide mineralization extends from surface to an average depth of 124 metres, over an area of 700 by 500 metres. The copper oxide minerals occur along with abundant iron oxides. Mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 metres.  The copper oxide zone remains open to the northwest and southeast.

Copper sulphide mineralization at the bottom of drill holes EG-BH-10-001, 002, 003, 005, 008, 009 and 010 indicates the presence of underlying porphyry-style sulphide mineralization at Blue Hill which may extend more than 1000 metres to the southwest from PacMag hole BH-08-001 (512 metres averaging 0.24% Cu). Significant molybdenum mineralization was also intersected in drill holes EG-BH-10-005 and 009. Additional RC drilling is planned at Blue Hill to the northwest and southwest of current drilling once the permitted area is expanded.

Table 1.  Significant oxide and sulphide intercepts, Blue Hill, Nevada.

Blue Hill
Drill Hole	From (m)	To (m)	Length (m)	Cu (%)	Mo (ppm)
EG-BH-10-001*	18.29	182.88	164.59	0.181
including	18.29	44.20	25.91	0.260
and	59.44	99.06	39.62	0.214
and	105.16	109.73	4.57	0.312
and	164.59	172.21	7.62	0.384

EG-BH-10-002	39.62	51.82	12.20	0.232
including	45.72	51.82	6.10	0.344
EG-BH-10-002	74.68	147.83	73.15	0.152
including	74.68	115.82	41.14	0.154
and	126.49	147.83	21.34	0.192

EG-BH-10-003*	7.62	68.58	60.96	0.193
including	56.39	64.01	7.62	0.382
EG-BH-10-003	129.54	156.97	27.43	0.276
EG-BH-10-003	176.78	184.40	7.62	0.128

EG-BH-10-004*	88.39	121.92	33.53	0.169

EG-BH-10-005	85.34	106.68	21.34	0.398	140
including	92.96	106.68	13.72	0.482	176

EG-BH-10-008	12.19	105.16	92.97	0.154
including	12.19	32.00	19.81	0.296

EG-BH-10-009	12.19	163.07	150.88	0.177
including	12.19	39.62	27.43	0.363
and	111.25	118.87	7.62	0.148	191

EG-BH-10-010	44.20	118.87	74.67	0.122
including	44.20	54.86	10.66	0.152
EG-BH-10-010	134.11	143.26	9.15	0.127
EG-BH-10-010	172.21	179.83	7.62	0.147

EG-BH-10-011	0.00	36.58	36.58	0.166
EG-BH-10-011	57.91	65.53	7.62	0.148

EG-BH-10-011	132.59	146.30	13.71	0.145
EG-BH-10-011	156.97	161.54	4.57	0.290
*: Hole ended in mineralization
QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at ALS Minerals in Reno, Nevada and Vancouver, BC. Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée's Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company's flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource estimate and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  With a treasury of approximately CAD$26 million, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This News Release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the extent and timing of its drilling and exploration programs, its exploration results, the potential for discovery of additional mineralized zones and permitting.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company's Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

%CIK: 0001271554

For further information:

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc. Tel: 604-687-4777
Fax: 604-687-4770 Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 17:35e 17-NOV-10